UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

PART I -- REGISTRANT INFORMATION

OPTIONS MEDIA GROUP HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

123 NW 13th Street, Suite 300
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33432
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company just entered into an exclusive distribution agreement and expects to ship initial product by the end of March.  Furthermore, the Company has been negotiating a significant agreement with a celebrity related to the endorsement of the Company's drive safe anti-texting products and believes that full disclosure of both agreements, assuming the latter is executed, should be included in the Form 10-K.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	561	689-4441
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☑ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof  ☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Options Media Group Holdings, Inc.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Options Media Group Holdings, Inc.

Date: March 31, 2011	By:	/s/ Scott Frohman
Scott Frohman
Chief Executive Officer

Annex A to Form 12b-25

While the Issuer will report net revenues of approximately $1.2 million for 2010 and a net loss from continuing operations of approximately $3.2 million compared to net revenues of approximately $1.6 million and a net loss from continuing operations of approximately $3.9 million for 2009, it will report a loss from discontinued operations of approximately $6.8 million for 2010 compared to a loss from discontinued operations of approximately $5 million for 2009.  Discontinued operations consist of the email and SMS businesses sold in February 2011.